UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC Mail Processing Section

MAR - 1 2013

Washington DC 402

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 68942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOLIC CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 ORRINGTON AVENUE, SUITE 1600

[redacted]

(No. And Street)

EVANSTON (City) **ILLINOIS** (State) **10005** (Zip

13010925

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL HOGAN (847) 867-3301

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARITZ & COMPANY, P.A.

(Name - *if individual, state last, first, middle name*)

15 WARREN STREET (Address) **HACKENSACK** (City) **NEW JERSEY** (State) **07601** (Zip Code)

CHECK ONE:

[**X**]Certified Public Accountant

[ ]Public Accountant

[ ]Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SA 3/12

OATH OR AFFIRMATION

I, Paul Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLIC CAPITAL INC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul Hogan
Signature

CFO
Title

Jacquelynn M Kelly
Notary Public Feb 26 2013

OFFICIAL SEAL
JACQUELYNN M KELLY
Notary Public - State of Illinois
My Commission Expires Apr 27, 2016

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations.
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (I) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation
[x] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Supplementary Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2012

Paritz & Company, P.A.
certified public accountants

SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2012

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

To The Member
Solic Capital, LLC
Evanston, IL

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Solic Capital, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solic Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I-III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I-III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I-III is fairly stated in all material respects in relation to the financial statements as a whole.

Paritz & Company P.A

Hackensack, New Jersey
February 23, 2013

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS	
Cash	$19,732
TOTAL ASSETS	**$19,732**
MEMBER'S CAPITAL	
MEMBER'S CAPITAL	**$19,732**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

REVENUE	**$ 0**
EXPENSES:	
Professional fees	26,000
Office expense	7,731
TOTAL EXPENSES	**33,631**
NET LOSS	**(33,631)**
MEMBER'S EQUITY – BEGINNING OF YEAR	**53,363**
MEMBER'S EQUITY – END OF YEAR	**$19,732**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Contributed Capital	Accumulated Deficit	Total Member's Equity
BALANCE – JANUARY 1, 2012	**$54,000**	**$(637)**	**$53,363**
Net loss	-	(33,631)	(33,631)
BALANCE – DECEMBER 31, 2012	**$54,000**	**$(34,268)**	**$19,732**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:	
Net loss	$ (33,631)
NET CASH USED IN OPERATING ACTIVITIES AND DECREASE IN CASH AND CASH EQUIVALENTS	**(33,631)**
CASH AND CASH EQUIVALENTS– BEGINNING OF YEAR	**53,363**
CASH AND CASH EQUIVALENTS– END OF YEAR	**$ 19,732**

See notes to financial statements

1 BUSINESS DESCRIPTION

Business

Solic Capital, LLC, (the "Company") is a wholly-owned subsidiary of SCBDMM, LLC and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification (ASC).

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a Limited Liability Company ("LLC") and is disregarded an as entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company, which is a partnership.

Revenue recognition

The Company recognizes revenue for consulting work that culminates in a securities transaction for which the Company is engaged to provide services in connection with a transaction, the closing of which involves the exchange of securities between two or more parties, and for which the Company is compensated in the form of success fees based on a percentage of the value (some or all) of the resulting transaction. The incremental revenue amounts are generally contingent on a specific event and the incremental revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognized revenues as the related professional services provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. The Company may provide multiple services under the terms or an arrangement. There are also client engagements where the Company is paid a fixed amount for its service. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expanded based on (i) objectivity determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs, which are billed to customers. These reimbursable costs are recorded as a component of costs of service.

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

3 NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker/dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,*(the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2012. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2012, the Company's net capital was $19,732 which was $14,732 in excess of its required net capital and its ratio of indebtedness to net capital was 0, as the Company has no liabilities.

4 RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities (the "Rule"), requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from the provisions of this rule.

5 INCOME TAXES

As the Company is organized as a single member liability company and is disregarded as an entity for tax purposes and its taxable income is reported by the parent company, there is no tax expense/benefit recorded by the Company.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements. If the Company was a stand-alone entity as of December 31, 2012, the deferred tax assets would be an immaterial amount.

6 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 25, 2013, the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDMESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Computation of net capital	
Total member's capital from statement of financial condition	$ 19,732
Less – Non-allowable assets	-
Net capital	**19,732**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	5,000
Net capital in excess of requirement	$14,732
Ratio of aggregate indebtedness to net capital	0.00%

Aggregate indebtedness (1)

(1) The Company had no liabilities as of December 31, 2012

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2012 filed by Solic Capital, LLX in its Form X-17A-S with the Financial Industry Regulation Authority ("FINRA") on January 24, 2013

SOLIC CAPITAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company had no liability subordinated to claims of general creditors as of January 1, 2012. In addition, there were none in existence during the year ended December 31, 2012 and, accordingly, there are no changes to report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Solic Capital, LLC

In planning and performing our audit of the financial statements and supplementary information of Solic Capital, LLC (the "Company") as of and for the year ended December 31, 2012, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we studied the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Hackensack, New Jersey
February 23, 2013

Raytz & Company P.A

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Member
Solic Capital LLC
Evanston, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Solic Capital, LLC and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Kent Capital, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Solic Capital, LLC management is responsible for Solic Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company P.A.

Hackensack, New Jersey
February 23, 2013